Filed Pursuant to Rule 433

Registration Nos. 333-143541 and 333-143541-01

February 27, 2008

Allstate Life Global Funding Trust 2008-3

Extendible Securities

March 20, 2009, Initial Maturity; March 20, 2013, Final Maturity

Summary Term Sheet

Issuer:	Allstate Life Global Funding Trust 2008-3

Funding Agreement Provider:	Allstate Life Insurance Company (“Allstate Life”)

Issue Size:	$1,360,000,000

Anticipated Credit Ratings:	Aa2/AA (Stable/Stable)

Base Documentation:	SEC Registered FA-Backed Global Debt Issuance Program

Underwriters:	Merrill Lynch Pierce, Fenner & Smith Incorporated ($605,000,000) Morgan Stanley & Co. Incorporated (Billing & Delivery) ($605,000,000) Lehman Brothers Inc. ($150,000,000)

Counsels:	LeBoeuf, Lamb, Greene & MacRae L.L.P. (Issuer)
Sidley Austin LLP (Underwriters)

Trade Date:	February 27, 2008

Settlement Date:	February 28, 2008 (T+1)

Initial Maturity Date:	March 20, 2009 (388 calendar days from Trade Date)

Final Maturity Date:	March 20, 2013 (Approximately 5 years and 1 month)

Coupon:

Interest will be paid on the Interest Payment Date based on Three-month LIBOR plus the applicable Spread reset and payable quarterly on an actual/360 day count basis. The interest rate for the initial interest reset period will be an interpolated rate based upon Three-month LIBOR and Four-month LIBOR, to be determined two London Business Days prior to the original issue date. With respect to the final interest payment on any Maturity Date prior to the Final Maturity Date and on the Final Maturity Date, interest will be paid based on (i) One-month LIBOR, if the final Interest Period is a period of approximately one month, (ii) Two-month LIBOR, if the final Interest Period is a period of approximately two months, and in each case, (iii) Three-month LIBOR, if the final Interest Period is approximately three months plus the applicable Spread for the period. The applicable Spread for any Interest Period shall be determined as of the first day of the relevant Interest Period.

Dates	Interest Rate Base Plus Spread

Year 1: February 28, 2008 to but excluding March 20, 2009

Year 2: March 20, 2009 to but excluding March 20, 2010

Year 3: March 20, 2010 to but excluding March 20, 2011

Year 4: March 20, 2011 to but excluding March 20, 2012

Year 5: March 20, 2012 to but excluding March 20, 2013

Applicable LIBOR + 25 bps Applicable LIBOR + 27 bps Applicable LIBOR + 29 bps Applicable LIBOR + 31 bps Applicable LIBOR + 32 bps

Interest Payment Dates:

Quarterly on the 20th of each March, June, September, December of each year, subject to the modified following business day convention, commencing on June 20, 2008 through and including the Final Maturity Date.

Extension Option:

Beginning on June 20, 2008 (with up to 5 Business Days notice) and quarterly thereafter on the 20th of each March, June, September, and December (each an Election Date) up to the Election date occurring in March 2012 an investor will have the right to extend the Maturity Date of any Extendible Securities held by it to the date occurring 366 days from and including the 20th calendar day of the next succeeding month following each such quarterly Election Date, up to, and in no event later than, the Final Maturity Date, subject to the preceding Business Day convention.

Extension Notice Period:

From the 5th business day prior to each Election Date, until noon, New York time, on the Election Date. If the Election Date is not a business day, the notice period will be extended until noon, New York time, on the first business day following the Election Date. Each election will be revocable during each day of the notice period until noon, New York time, on the last business day of the Notice Period relating to the applicable Election Date, at which time such notice will become irrevocable.

Contingent Redemption:

If an investor elects not to extend the maturity of any Extendible Securities held by it, the issuer may call such Extendible Securities, in whole or in part, in increments of US$1,000, with not more than 20, nor less than 15 days notice at a redemption price equal to 100% of the principal amount together with accrued and unpaid interest to the applicable contingent redemption date.

Business Day Convention:	Interest Rate Determination Date: London Payment / Reset Date: New York & London
Underwriting Fee:	0.10%
Issue Price:	100%

Net Proceeds to Issuer:	US$1,358,640,000

Authorized Denominations:	US$1,000 and integral multiples of US$1,000 in excess thereof

Settlement & Form of Note:	Book-entry DTC

CUSIP Number(s):

02003MBP8; if a holder elects not to extend the maturity on all or any portion of the principal amount of the Extendible Securities during any Extension Notice Period, a new CUSIP number will be assigned to such Extendible Securities.

SPECIAL TAX CONSIDERATIONS

The following summary supplements, and should be read in conjunction with, the discussion set forth under “United States Federal Income Tax Considerations” in the accompanying Prospectus Supplement.

An election to extend the maturity of all or any portion of the principal amount of the Notes in accordance with the procedures described in this Pricing Supplement should not be a taxable event for U.S. federal income tax purposes. In addition, if the Trust fails to redeem the Notes on a Contingent Redemption Date, such failure to redeem the Notes should not be a taxable event for U.S. federal income tax purposes.

Under the OID Treasury regulations promulgated under the Original Issue Discount (“OID”) provisions of the Internal Revenue Code of 1986, as amended (the “Code”) governing debt instruments issued with original issue discount (referred to as the “OID Regulations”), for purposes of determining the yield and maturity of a debt instrument that provides the holder with an unconditional option or options (for example, an option to extend the maturity of a debt instrument) exercisable on one or more dates during the term of the debt instrument, a holder is deemed to exercise or not exercise an option or combination of options in a manner that maximizes the yield on the debt instrument. Since the Spread for the interest rate on the Notes will periodically increase during the term of the Notes from an initial amount equal to plus 0.25% to an amount equal to plus 0.32%, under the OID Regulations, the maturity date of the Notes for U.S. federal income tax purposes should be March 20, 2013 (the “Final Maturity Date”) and not the Initial Maturity Date. This is because the original holders of the Notes should be deemed to elect to extend the maturity of all of the principal amount of the Notes to the Final Maturity Date.

The Treasury regulations governing modifications of debt instruments (referred to herein as the “Modification Regulations”) provide, in substantive part, that the exercise of an option by a holder of a debt instrument to extend the final maturity date of a debt instrument is a taxable event if, based on all the facts and circumstances, such extension of the final maturity date results in the material deferral of scheduled payments. The Modification Regulations provide a “safe-harbor” period in which the extension of the final maturity date is not a material deferral of scheduled payments. The “safe-harbor”

period begins on the original maturity date of the debt instrument and extends for a period equal to the lesser of five years or 50 percent of the original term of the debt instrument. The Modification Regulations do not specifically address the determination of maturity dates and debt instruments such as the Notes (including their economic equivalence to an approximately five year debt instrument containing put options). Since the Notes, as of the original issue date, should be treated as maturing on the Final Maturity Date, an election to extend the maturity of all or any portion of the principal amount of the Notes, based upon both the OID Regulations and the Modification Regulations, should not be treated as a modification and thus should not be treated as a taxable event for U.S. federal income tax purposes.

In addition, the Notes should not constitute contingent payment debt instruments that would be subject to the Treasury regulations governing contingent payment obligations (the “Contingent Payment Regulations”). Furthermore, the Notes should not be considered to have OID for U.S. federal income tax purposes as the difference between the stated redemption price at maturity and the issue price of the Notes should be less than the de minimis amount specified by the relevant provisions of the Code and the Treasury regulations issued thereunder.

By purchasing the Notes, investors will be deemed to agree to report the U.S. federal income tax consequences of their ownership of the Notes consistently with the foregoing discussion.

Prospective investors should note that no assurance can be given that the Internal Revenue Service (the “IRS”) will accept, or that the courts will uphold, the characterization and the tax treatment of the Notes described above. If the IRS were successful in asserting that an election to extend the maturity of all or any portion of the principal amount of the Notes is a taxable event for U.S. federal income tax purposes, then investors would be required to recognize gain, if any, upon the exercise of such election. Also, if the IRS were successful in asserting that the Notes were subject to the Contingent Payment Regulations, the timing and character of income thereon would be affected. Among other things, investors may be required to accrue interest on the Notes as OID income, subject to adjustments, at a “comparable yield” multiplied by the adjusted issue price. Furthermore, in such case, any gain recognized with respect to the Notes would generally be treated as ordinary income rather than capital gain. However, because the Notes bear a variable interest rate that is reset and payable quarterly, the Issuer expects that (i) the accrual of income at the comparable yield, as adjusted on each Interest Payment Date, should not significantly alter the timing of income inclusion; and (ii) any gain recognized with respect to the Notes should not be significant. Prospective investors are urged to consult their tax advisors regarding the U.S. federal income tax consequences of investing in, and extending the maturity of, the Notes.

Prospective investors should consult the summary describing the principal U.S. federal income tax consequences of the ownership and disposition of the Notes contained in the section called “United States Federal Income Tax Considerations” in the accompanying Prospectus Supplement.

Allstate Life and Allstate Life Global Funding (“Global Funding”) have filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents Allstate Life and Global Funding have filed with the SEC for more complete information about Allstate Life, Global Funding and this offering. You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Allstate Life, Global Funding, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Morgan Stanley & Co. Incorporated toll-free at 1-866-718-1649, Merrill Lynch, Pierce, Fenner & Smith toll free at 1-866-500-5408 or Lehman Brothers, Inc. toll free at 888-603-5847.